3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

June 23, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL --
PALTF

Pan American Lithium Corp. Appoints New York IR Firm

TUCSON, Ariz., June 23, 2011 (GLOBE NEWSWIRE) -- Pan American Lithium Corp. (TSX-V:PL ) (OTCBB:PALTF)(the “Company”) announced today that it has selected CEOcast, Inc. (“CEOcast”) to lead its investor relations program. In this role, CEOcast will assist the Company in increasing exposure to the investment community, including individual investors, brokers and micro-cap institutional investors.

“As our company enters the next exciting phase, we believe that the addition of CEOcast to our IR team is an important step toward our new fully integrated IR strategy,” said Pan American CEO Andrew Brodkey. “We believe that through this agreement we will reach our goals, which are to increase trading volume as well as achieving a fair market value representation for Pan American shares while increasing the investment community’s awareness of our company.”

CEOcast is a leading New York-based investor relations firm that is highly proactive and has developed proprietary databases affording clients unique access to high net-worth and micro-cap institutional investors. CEOcast's activities are designed to drive liquidity and awareness of a public company's stock. The firm's principals and employees have decades of experience in the investor relations area, utilizing proven strategies and proprietary distribution methods to help increase awareness of its clients. CEOcast achieves this through the extensive use of road shows, media exposure, the Internet, direct mail and conference calls with both the retail and institutional investment community.

The Company has signed an agreement with CEOcast, whereby the Company will retain the services of CEOcast for a one year period. The Company has the right to terminate the agreement on its six month anniversary. In consideration for the services, the Company has agreed to pay CEOcast a monthly cash fee of US$10,000 for the term of the agreement.

About the Company

In total, the Company has rights in eleven lithium-bearing salars in Chile's Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company's portfolio of 11 lithium and potassium bearing brines projects in Chile, and has previously been the subject of a National Instrument 43-101 compliant inferred resource estimate which reported over 512,000 tonnes of lithium carbonate equivalent and over 4.2 million tonnes of potash contained in the surface lake alone.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
George McIntyre
CEOcast, Inc.
Tel: (212) 732-4300
gmcintyre@ceocast.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that the Company believes that through this agreement it will reach its goals, which are to increase trading volume as well as achieving a fair market value representation for Pan American shares while increasing the investment community’s awareness of the Company. There are numerous risks and uncertainties that could cause actual results and the Company's plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to complete its business plan; (ii) a decrease in demand for and price of lithium or potassium; and (iii) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.